                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)(1)

                      Franklin Electronic Publishers, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   353515-10-9
                    -----------------------------------------
                                 (CUSIP Number)

                  Christopher M. Wells, Esq., Coudert Brothers
              1114 Avenue of the Americas, New York, New York 10036
                                 (212) 626-4400
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 1998
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) Amendment No. 11 for James H. Simons. Amendment No. 8 for Bermuda Trust Company Limited and The Bank of Bermuda.

                               Page 1 of 11 Pages


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CUSIP No. 353515-10-9
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1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                    Bermuda Trust Company Limited, as Trustee

--------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |_|
--------------------------------------------------------------------------------


3        SEC Use Only

--------------------------------------------------------------------------------


4        Source of Funds

                  00

--------------------------------------------------------------------------------


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                           Bermuda

--------------------------------------------------------------------------------



                           7        Sole Voting Power
  Number of                              1,549,640
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                1,549,640
    With                            -------------------------
                           10       Shared Dispositive Power

--------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,549,640

--------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares |_|

--------------------------------------------------------------------------------



                               Page 2 of 11 Pages


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13       Percent of Class Represented By Amount in Row (11)


                                            19.1%

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14       Type of Reporting Person

                           CO

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                               Page 3 of 11 Pages

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CUSIP No. 353515-10-9

--------------------------------------------------------------------------------


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                           The Bank of Bermuda Limited

--------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |_|
--------------------------------------------------------------------------------


3        SEC Use Only

--------------------------------------------------------------------------------


4        Source of Funds

                  00

--------------------------------------------------------------------------------


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                     Bermuda

--------------------------------------------------------------------------------


                           7        Sole Voting Power
  Number of                              1,549,640
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                1,549,640
    With                            -------------------------
                           10       Shared Dispositive Power

--------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,549,640

--------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares  |_|

--------------------------------------------------------------------------------


                               Page 4 of 11 Pages

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13       Percent of Class Represented By Amount in Row (11)

                                      19.1%

--------------------------------------------------------------------------------

14       Type of Reporting Person

                           BK; CO

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                               Page 5 of 11 Pages

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CUSIP No. 353515-10-9

--------------------------------------------------------------------------------

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                                 James H. Simons

--------------------------------------------------------------------------------


2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |_|
--------------------------------------------------------------------------------


3        SEC Use Only

--------------------------------------------------------------------------------


4        Source of Funds

                  N/A

--------------------------------------------------------------------------------


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------


6        Citizenship or Place of Organization

                                     U.S.A.

--------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of                              58,164
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                58,164
    With                            -------------------------
                           10       Shared Dispositive Power

--------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     58,164

--------------------------------------------------------------------------------


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares  |_|

--------------------------------------------------------------------------------



                               Page 6 of 11 Pages

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13       Percent of Class Represented By Amount in Row (11)


                                       .7%

--------------------------------------------------------------------------------


14       Type of Reporting Person

                           IN

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                               Page 7 of 11 Pages

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         This Amendment to Schedule 13D relating to shares of Common Stock
("Franklin Shares") of Franklin Electronic Publishers, Inc. (the "Issuer") is being filed as Amendment No. 11 by Dr. James H. Simons and as Amendment No. 8 by Bermuda Trust Company Limited (the "Trustee"), in its capacity as trustee of the Lord Jim Trust, a trust created under the laws of the Island of Bermuda (the "Trust") and The Bank of Bermuda Limited (the "Bank"; referred to herein collectively with Dr. Simons as the "Reporting Persons") in order to report certain recent changes in their beneficial ownership of Franklin Shares, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Reference is made to the statement on Schedule 13D (the "Schedule 13D") dated December 31, 1986 as amended, for certain information concerning certain capitalized terms not otherwise defined herein.

         The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         The Trust expended $744,123.34 to acquire 97,300 Franklin Shares in a series of open-market purchases between August 20, 1998 and September 16, 1998, all of which was provided out of the Trust's general investment funds. On August 20, 1998, The Trust purchased (i) 5,500 Franklin Shares for $44,057.75 on August 20, (ii) 4,300 Franklin Shares for $34,284.33 on August 21; (iii) 1,300 Franklin Shares for $10,595.78 on August 25, (iv) 2,000 Franklin Shares for $16,205 on August 26; (v) 3,000 Franklin Shares for $24,495 on August 27; (vi) 19,100 Franklin Shares for $144,014 on September 4; (v) 2,500 Franklin Shares for $18,225 on September 9; (vi) 4,600 Franklin Shares for $34,109 on September 10; and (vii) 55,000 Franklin Shares for $418,137.50 on September 16, 1998.

Item 5.  Interest in Securities of the Issuer.

         (a)/(b) The interests of the Reporting Persons in Franklin Shares are as follows:

James H. Simons

         Dr. Simons does not directly own any Franklin Shares. The total number of Franklin Shares of which Dr. Simons may be considered the beneficial owner, for purposes of Section 13D of the Exchange Act is 58,164 (approximately .7% of the total amount which would be outstanding if all of the options beneficially owned by Dr. Simons were exercised).

         Renaissance Ventures Corp. is the direct owner of 53 Franklin Shares, of which Dr. Simons is considered a beneficial owner. Dr. Simons exercises sole voting and dispositive powers over such Franklin Shares in his capacity as Chairman of the Board of Directors of Renaissance Ventures Corp.

         Dr. Simons is considered the beneficial owner of an aggregate of 9,457 Franklin Shares, consisting of 9,402 Franklin Shares Dr. Simons holds as custodian under the Uniform Gifts to Minor Acts in two separate accounts of 4,701 Franklin Shares and 4,701 Franklin Shares each for the benefit of two of his minor children, Audrey Simons and Nicholas Simons. Dr. Simons holds sole voting and dispositive powers with respect to such Franklin Shares. Dr. Simons is also considered the beneficial owner of 9,198 Franklin Shares representing the portion attributable to Dr. Simons and the Trust of 40,000 Franklin Shares owned by a fund of which Renaissance Ventures Corp. is general partner. Dr. Simons is the Chairman of the Board of Directors of Renaissance Ventures Corp.

         In addition, Dr. Simons is considered a beneficial owner of 31,959 Franklin Shares issuable upon exercise of options to purchase 31,959 Franklin Shares held directly by Dr. Simons. An option to

                               Page 8 of 11 Pages

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purchase 10,000 Franklin Shares, granted on July 30, 1991 under the Issuer's
Stock Option Plan, became exercisable in February 1, 1992 and expires on July 30, 2001. A second option to purchase 5,259 Franklin Shares, granted on January 2, 1992 under the Issuer's Stock Option Plan, became exercisable on July 3, 1992 and expires on January 2, 2002. A third option to purchase 2,100 Franklin Shares, granted on January 4, 1993 under the Issuer's Stock Option Plan, became exercisable on July 5, 1993 and expires on January 4, 2003. A fourth option to purchase 2,600 Franklin Shares was granted on January 3, 1994, became exercisable on July 4, 1994 and expires on January 3, 2004. A fifth option to purchase 1,600 Franklin Shares was granted on January 3, 1995, became exercisable on July 4, 1995 and expires on January 3, 2005. A sixth option to purchase 1,400 shares was granted on July 25, 1997, became exercisable on January 29, 1996 and expires on July 27, 2005. An seventh option to purchase 3,000 Franklin Shares was granted on January 2, 1996, became exercisable on July 3, 1997 and expires on January 2, 2006. An eighth option to purchase 3,000 Franklin Shares was granted on January 2, 1997, became exercisable on July 3, 1997 and expires on January 2, 2007. A ninth option to purchase 3,000 Franklin Shares was granted on January 2, 1998, became exercisable on July 3, 1998 and expires on January 2, 2008.

         See paragraph (d) of this Item 5 for information concerning the beneficial interest of Dr. Simons in the Trust.

         Dr. Simon's wife is the direct owner of 850 Franklin Shares, holding sole voting and dispositive powers with respect thereto. Two adult children of Dr. Simons are the direct owners, respectively of 4,701 and 2,001 Franklin Shares, with each such child holding sole voting and dispositive powers with respect thereto. The inclusion in this statement of the foregoing information regarding Franklin Shares owned by Dr. Simons' wife and adult children shall not be construed as an admission that Dr. Simons is a beneficial owner of any such Franklin Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         The inclusion of information elsewhere in this joint statement regarding Franklin Shares other than those expressly acknowledged under this caption to be beneficially owned by Dr. Simons shall not be construed as an admission that Dr. Simons is a member of any group which includes any of the other Reporting Persons identified herein or that Dr. Simons is otherwise a beneficial owner of any Franklin Shares except as expressly acknowledged under this caption.

Trustee and Bank

         The Trust is considered the beneficial owner of an aggregate of 1,549,640 Franklin Shares held for the Trust (approximately 19.1% of the total number of shares outstanding based on information provided by the Issuer). The Trustee, in its fiduciary capacity as trustee of the Trust, holds the power to vote and dispose of the Franklin Shares held for the Trust. The Bank has the power to direct the voting and disposition of such Franklin Shares, by reason of its control over the Trustee through its direct ownership of all of the Trustee's voting securities. See Item 6.

         The inclusion of information elsewhere in this joint statement regarding Franklin Shares other than those expressly acknowledged under this caption to be beneficially owned by the Trustee and the Bank shall not be construed as an admission that the Trustee and the Bank are members of any group which includes any of the other Reporting Persons identified herein or that the Trustee and the Bank are otherwise beneficial owners of any Franklin Shares except as expressly acknowledged under this caption.

         (c) Other than as set forth on this amendment to the Schedule 13D, there have been no transactions involving Franklin Shares effected by the Reporting Persons during the sixty-day period immediately prior to the date hereof. The transaction reported herein was effected by the Trustee for the account of the Trust, and was executed in a private placement transaction with the Issuer.

                               Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings and Relationships with respect to Securities of the Issuer.

         The Trustee intends to consult with Dr. Simons regarding the acquisition, disposition and voting of any securities of Franklin for the account of the Trust.

                               Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 18, 1998


BERMUDA TRUST COMPANY LIMITED

By:     /s/ Susan Gibbons
     ------------------------------
     Name:  Susan Gibbons
     Title: Senior Trust Officer


THE BANK OF BERMUDA LIMITED

By:     /s/ F. Inglefield
     ------------------------------
     Name:  Fern Inglefield
     Title: Trust Manager


   /s/ James H. Simons
------------------------------
       James H. Simons

                               Page 11 of 11 Pages